Exhibit (e)(11)

Execution Version

SETTLEMENT AGREEMENT

(In accordance with section 7:900 of the Dutch Civil Code)

BETWEEN:

(1)

Allego Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Arnhem, The Netherlands and its office address at Westervoortsedijk 73 KB, 6827AV Arnhem with registration number 73283754 (the “Company”);

(2)	A.H.T. Louwers, born on and residing at (the “Employee” and together with the Company the “Parties”); and

(3)

Allego N.V., a public limited company (naamloze vennootschap) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Arnhem, The Netherlands and its office address at Westervoortsedijk 73 KB, 6827AV Arnhem with registration number 82985537(“Allego”) (being party to this Agreement (as defined below) for the purpose of acknowledgement and acceptance of clause 6 of this Agreement only);

WHEREAS:

(a)

the Employee has been employed by the Company since 17 March 2022, most recently in the position of Chief Financial Officer of the Company and the Allego group and on the basis of an employment agreement between the Parties dated 12 January 2022 (the “Employment Agreement”);

(b)	the Employee has been appointed as managing director (statutair bestuurder) of the Company by the general meeting of shareholders of the Company;

(c)	the Employee’s last earned salary amounts to EUR 450,000 gross per annum, including 8% holiday allowance;

(d)

a difference of opinion has arisen between the Company and the Employee and it has appeared that the Parties are unable to resolve this within a reasonable time frame, without any blame on the part of the Employee;

(e)

it has become clear that there is no suitable alternative position available for the Employee within the Company or within any company associated to the Company (the “Associated Company” or “Associated Companies” and the Company together with the Associated Companies: the “Group”);

(f)

the Company therefore has taken the initiative to terminate the Employment Agreement as well as the position of the Employee as managing director (statutair bestuurder) of the Company and any other positions that the Employee may have with the Associated Companies;

(g)

the termination of the Employment Agreement does not relate to circumstances that qualify as an urgent cause (dringende reden) within the meaning of article 7:678 of the Dutch Civil Code (Burgerlijk Wetboek);

(h)	the Employee is duly aware of the consequences of entering into this Agreement and he has been given the opportunity to seek legal advice; and

(i)

the Parties have agreed to settle all outstanding matters in respect of the termination of the Employment Agreement, the termination of the position of the Employee as managing director (statutair bestuurder) of the Company and the termination of any other positions of the Employee within the Associated Companies under the terms and conditions set forth hereinafter (the “Agreement”).

HEREBY IT IS AGREED AS FOLLOWS

1.	TERMINATION OF EMPLOYMENT:

1.1	The Employment Agreement will be terminated as per 30 June 2024 (the “Termination Date”) by mutual consent at the initiative of the Company.

1.2

Ultimately on the Termination Date, or such earlier date as agreed between the Parties, the Employee undertakes to resign from his position as managing director (statutair bestuurder) of the Company by executing the resignation letter in the form attached hereto as Annex I and to take such further action and sign such further documentation as may be required to give effect to the relevant resignation.

1.3

Furthermore, the Employee will resign from the corporate positions with the Companies as listed in Annex II, ultimately on the Termination Date, or such earlier date as agreed between the Parties by executing a termination letter substantially in the form as included in Annex I, unless changes are required for local law purposes. The Parties shall take such further action and sign such further documentation as may be required to give effect to the relevant resignations in each local jurisdiction. The Parties agree that the resignations for the positions as listed Annex II will happen as soon as possible, taking into account the business needs of the Company and the Associated Companies.

1.4	The Company and each Associated Company (if applicable) shall procure proper and timely registration of these relevant resignations with the Dutch Chamber of Commerce or local equivalent thereof.

2.	CONTINUATION OF DUTIES, SALARY AND OTHER BENEFITS AND BONUS

2.1	The Employee will continue to perform his usual duties under the Employment Agreement and for the Associated Companies until the Termination Date.

2.2	The Employee shall:

2.2.1	until the Termination Date take such action and sign such documentation as may be required to give effect to the termination of any legal mandates to full satisfaction for all parties;

2.2.2

until the Termination Date remain available and give his full cooperation to assist and help the Company and the Associated Companies (if applicable) to complete and hand over his responsibilities, the duties he is currently involved in and any other actions that may be reasonably required from him, which includes being available for telephone conversations, to the satisfaction of the Company (in its full and sole discretion);

2.2.3

both before and after the Termination Date and after the Termination Date continue to act as a good employee and refrain from any actions, which may result in any liability towards the Company or the Associated Companies (if applicable) and refrain from making (and cooperating with) any negative oral or written statements about the Company or the Associated Companies, its shareholders or any clients or staff of the Group.

3.	SALARY AND OTHER BENEFITS AND BONUS

3.1	The Company will continue to pay to the Employee his regular base salary and all other regularly received benefits until the Termination Date, unless specifically provided otherwise in this Agreement.

3.2	The Employee is not entitled to any bonus for the year 2024 nor with respect to any other year. The bonus for the year 2023 is discounted in the incentives as set out in Article 6.

4.	COMPENSATION

4.1

The Employee acknowledges that he has been informed on the conditions pursuant to which the statutory transition allowance (transitievergoeding) is payable including the amount of such statutory transition allowance and the Employee acknowledges that, as the Employment Agreement terminates by mutual consent, he is not entitled to the statutory transition allowance (transitievergoeding). Nevertheless, in relation to the termination of the Employment Agreement, the Company will pay to the Employee an amount of EUR 486,000 gross (the “Compensation”). The Compensation includes any (possible) loss of unemployment benefits during the so-called fictitious notice period.

4.2

The Company will pay the Compensation ultimately within four (4) weeks after the Termination Date after withholding of the usual taxes and social security premiums. Nonetheless, the Company and the Employee will determine on the Termination Date if the payment of 50% of the Compensation will be deferred until 31 December 2024.

4.3

The Employee hereby accepts the Compensation and the Employee confirms, unless set out in this Agreement, he has no further entitlement to compensation in relation to the Employment Agreement, his employment or termination thereof, including but not limited in relation to payments under any bonus or profit sharing schemes (ex gratia or otherwise), pension schemes, any possible social plans, stock options, employee share programmes and/or grants, allowances, unless specifically mentioned otherwise in this Agreement. To the extent any rights exist he waives any rights or entitlements under the relevant schemes, allowances and or (other) programmes.

4.4

If the Employment Agreement with the Employee will end prior to the Termination Date due to circumstances that qualify as an urgent cause (dringende reden) within the meaning of article 7:678 of the Dutch Civil Code (Burgerlijk Wetboek) any entitlement from the Employee that follows from this Agreement, including but not limited to the entitlement to the Compensation will lapse. In the event of the (unexpected) death of the Employee prior to the Termination Date, all financial entitlements as set out in this Agreement will accrue to the Employee’s bereaved.

5.	FINAL PAYMENT

5.1

On the first usual salary payment date after the Termination Date, a regular final payment will be made whereby the Company will pay to the Employee the accrued but untaken holidays for the years 2022, 2023 and 2024 (up to the Termination Date). Any amounts due by the Employee to the Company or the Associated Companies (if applicable) will be set off against this final payment.

5.2

The Employee will submit any outstanding expense claims with supporting receipts prior to the Termination Date and shall be reimbursed in respect of such claims subject to the Company’s normal expenses policy. The Employee acknowledges and agrees that any and all expense claims not submitted prior to the Termination Date will not be reimbursed.

5.3

The Employer will compensate the Employee for the costs of legal assistance with regard to the termination of the Employment Agreement up to a maximum of EUR 5,000 excluding VAT and excluding office charges and other expenses nett, provided that the invoice of the relevant legal advisor is submitted to the Company in the name of the Employee within 30 days after the signing of this Agreement. The Employer will arrange a direct payment to the Employee’s legal advisor within 14 days after receiving the relevant invoice(s).

6.	LONG TERM INCENTIVE PLAN AND MANAGEMENT INCENTIVE PLAN

6.1

Capitalized terms used in this clause but not defined herein shall have the meanings attributed thereto in Allego’s Management Incentive Plan (the “Management Incentive Plan”). The Employee has entered into Award Agreements in relation to 1,329,213 Grant Options and 1,329,213 Performance Options pursuant to the Management Incentive Plan. The Board shall adopt a resolution in which it will determine that all of these 1,329,213 Grant Options and 1,329,213 Performance Options shall be granted unconditionally, shall be fully vested as per the Termination Date and shall not be subject to any form of lock-up or blocking period. In addition, the Board shall adopt a resolution in which it will determine that all of the 341,377 awarded 2022 LTIP options shall be fully vested as per the Termination Date and shall not be subject to any form of lock-up or blocking period. Further in addition, the board shall adopt a resolution in which it shall grant to the Employee an additional 1,000,197 Awards so that the Employee in total will hold 4,000,000 MIP instruments, all of which shall be fully vested as per the Termination Date and shall not be subject to any form of lock-up or blocking period. The Board shall not grant any other Awards than the aforementioned to the Employee. The Employee shall qualify as a Good Leaver within the meaning of the Management Incentive Plan and as a result the Employee will need to exercise the Awards within one year after the Termination Date.

6.2

The 4,000,000 options will be exercised as per the Termination Date by means of a net settlement for the funding of the Dutch withholding taxes due and included in the payroll of the respective period in which the taxable option benefit is reported in accordance with article 13.2 MIP. The remaining 2,020,000 underlying shares subject to the net settled options will be transferred to the Employee against the exercise price of EUR 0,12. The Employee pays the remaining total Exercise Price of EUR 242,400 to the Company and the Company shall make a payment to the Employee of the same amount via a net payroll payment to be grossed up by the Company for the Dutch withholding taxes due (i.e. EUR 480,000 gross).

6.3

The terms of the Management Incentive Plan and Award Agreement will continue to apply after the Termination Date (including in relation to payment of taxes and settlement), unless specifically provided otherwise in this Agreement.

7.	PENSION

7.1	The Employee does not participate in a collective pension plan of the Company or any Associated Company.

ANNOUNCEMENT OF DEPARTURE AND REFERENCE

7.2

Any announcement made by either the Employee or the Company on the Employee’s departure both inside and outside the Company shall be in accordance with an announcement to be agreed upon between the Parties. Parties agreed on an announcement for external communication, which is added as Annex III. Internal communication will take place in line with Annex III or will be agreed upon between the Parties.

7.3

Per the Termination Date the Company will provide the Employee upon his request with a positive reference. Such references with respect to the Employee’s performance during his employment, will also be verbally provided to third parties.

7.4

After the Termination Date, the Employee shall at no time directly or indirectly present himself as being interested in or employed by or in any other way connected by the Company or the Associated Companies (if applicable) other than as a former employer of the Company.

7.5

Ultimately on the Termination Date the Employee will adjust his current employment status on LinkedIn and other social media in accordance with the factual situation that the employment with the Company and any other position with the Company or the Associated Companies (if applicable) has terminated.

8.	RETURN OF COMPANY’ PROPERTY

8.1

Ultimately on the last working day before the Termination Date, any and all property in the possession of the Employee that belongs to the Company or to any Associated Companies and/or is obtained by the Employee in the exercise of his duties, including but not limited to the mobile phone, laptop, any other computer equipment, tablets, and any other computerised and electronic data carriers, papers, records, keys and key cards and credit cards will be returned in good state to the Company or a third party appointed by the Company and the Employee confirms that he will keep no (electronic) copies thereof.

8.2	The Employee confirms and agrees that as per the last working day before the Termination Date his access to any of the Company’s IT systems will be disconnected.

9.	CONFIDENTIALITY AND OTHER POST TERMINATION OBLIGATIONS

9.1

The existence and content of this Agreement will be kept strictly secret and confidential by both Parties and each of the Parties hereto covenants with the other that they will not at any time hereafter disclose, divulge or communicate to any third party not immediately involved in the settlement negotiations, any detail and/or terms of those negotiations and the settlement, except in the event of any legal obligation to disclose the same or in the event this information is required by the semi-governmental unemployment institution called the UWV or by the relevant regulating authority.

9.2	The Parties will not disclose, divulge or communicate to any third parties nor on social media, any negative or damaging information about the other party concerned.

9.3	The Employee warrants that he:

9.3.1

has not withheld or failed to disclose any material fact concerning the performance of his duties with the Company and the Associated Companies (if applicable) including as managing director or breached any material term (express or implied) of his Employment Agreement;

9.3.2

if and when requested shall fully co-operate with the Company with respect to any pending litigation relating to the Company and the Associated Companies (if applicable) after the Termination Date. Any reasonable expenses incurred by the Employee in relation thereto will be refunded to him by the Company;

9.3.3	is not aware of any material financial irregularities in respect of the Company or any Associated Companies;

9.3.4	shall continue to comply with the confidentiality obligations as provided for in article 14 of the Employment Agreement both before and after the termination of the Employment Agreement;

9.3.5	shall continue to comply with the non-poaching obligations as provided for in article 16.2 (in relation with article 16.3) of the Employment Agreement both during and after the Termination Date; and

9.3.6	shall continue to comply with his obligations relating to intellectual property as provided for in article 12 of the Employment Agreement after the Termination Date.

9.4

The non-competition and non-solicitation clause, as included in articles 15 and 16.1 of the Employment Agreement will lapse in full as per the Termination Date. As the non-competition clause will lapse, a breach thereof could not result to the Employee becoming a Bad Leaver under the MIP and/or LTIP.

10.	FINAL RELEASE

10.1

The Parties have discussed all outstanding arrangements between them and, subject to the compliance with the provisions of this Agreement, both Parties hereby grant each other full and final release of any obligations existing between them and between the Employee and the Associated Companies (if applicable) on the basis of the Employment Agreement, related agreements or undertakings and/or with respect to the termination thereof.

10.2

This full and final release referred to in article 10.1 is not applicable for wilful misconduct or gross negligence and will be subject to the limits under applicable law and bylaws. In addition, this release is not applicable to the discharge of the Employee as managing director (statutair bestuurder) of the Company and the Associated Companies (if applicable) which discharge (or the local equivalent thereof) will be put on the agenda of the next relevant shareholders’ meetings in accordance with the applicable rules of company law, it being understood that:

•	there are currently no facts or circumstances known that would obstruct a discharge; and

•

the responsibility of the Employee is limited to the period up to the resignation of the Employee as managing director of the Company or, where relevant, any other corporate position with any of the Associated Companies (if applicable).

11.	MISCELLANEOUS

11.1	This Agreement is considered a settlement agreement (vaststellingsovereenkomst) within the meaning of section 7:900 of the Dutch Civil Code (Burgerlijk Wetboek).

11.2	The Parties waive any rights they may have against each other to dissolve, nullify or amend this Agreement either in or outside of court.

11.3

In case one or more provisions of this Agreement are ruled to be invalid, this will not affect the validity of the remaining provisions of this Agreement. In such case, the Parties will enter into mutual consultation to replace the provisions in question by valid provisions that differ as little as possible from the provisions found to be invalid.

11.4

This Agreement contains all present mutual and the sole obligations of the Parties from the date of signing this Agreement and sets aside earlier oral or written agreements and/or draft agreements, negotiations, commitments and correspondence.

11.5

All payments and benefits under this Agreement will be made or granted subject to withholding of the usual taxation and social security premiums unless, it follows from the nature of the payment or benefit that it can be made free of such withholdings or if it has been agreed differently in the Agreement.

11.6	This Agreement is governed by Dutch law.

11.7	Any conflict, which may arise between the Parties, shall be brought before the relevant competent Dutch court, unless the Parties agree otherwise.

The Company and the Employee have reached agreement on the contents of this Agreement and have signed this Agreement in counterparts on the dates set forth below.

[SIGNATURE PAGE TO FOLLOW]

Allego Holding B.V.	A.H.T. Louwers

/s/ Mathieu Bonnet	/s/ Ton Louwers
By: M.J.J. Bonnet	Date: 02 February 2024

Title: Managing director

Date: 02 February 2024

Allego Holding B.V.

/s/ Alexis Galley
By: A.H.J Galley

Title: Managing director

Date: 02 February 2024

For the purpose of acknowledgement and acceptance of clause 6 of this Agreement only:

Allego N.V.

/s/ Mathieu Bonnet
By: M.J.J. Bonnet

Title: Executive Director/CEO

Date: 02 February 2024

ANNEX I – RESIGNATION LETTER

The board of Allego Holding B.V.

02 February, 2024

Dear Sirs,

Allego Holding B.V. (the “Company”)

I hereby resign from my office as a managing director (statutair bestuurder) of the Company and, as applicable, all its direct and indirect shareholders, subsidiaries, (other) group companies and affiliates (the “Group Companies”) with effect from 30 June 2024.

I hereby acknowledge and confirm that I have no claim or right of action of any kind for compensation or otherwise against the Company or any of the Group Companies and its and their officers or employees in respect of my office or the termination of my office. To the extent that any such claim or right of action exists or may exist, I irrevocably waive such claim or right of action and release and forever discharge the Company, the Group Companies and its and their officers and employees from all and any liability in respect thereof, except if such claim or right of action follows from the settlement agreement between me and the Company dated 02 February 2024.

To me is promised that the shareholders of the Company and/or its Group Companies will accept my resignation and will put the discharge for the exercise of my mandate as statutory director on the agenda of the relevant shareholders’ meeting as soon as possible, whereby there are currently no facts or circumstances known that would obstruct a discharge.

Yours faithfully,

A.H.T. Louwers

ANNEX II – LIST OF BOARD POSITIONS

1.	Director - Allego Austria GmbH
2.	Director - Allego België B.V.
3.	Director - Mega-E België B.V.
4.	Director - Allego Denmark ApS
5.	Director - Mega-E Denmark
6.	Director - Allego Estonia OY
7.	Director - Allego GmbH
8.	Director - Femc Germany GmbH
9.	Director - Allego Charging OY
10.	Managing Director - Allego Lithuania UAB
11.	Director - Allego Latvia SIA
12.	Director - Allego Norway AS
13.	Director - Allego Poland SP S. O.O.
14.	Director - Allego Portugal
15.	Director - Allego Sweden
16.	Director - Mega-E Sweden
17.	Chairman - Allego Switzerland GmbH
18.	Director - Allego Charging Ltd

ANNEX III – PRESS RELEASE

[to be attached separately]